PLATINUM GROUP METALS LTD.
as Borrower

- and -

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED
as Guarantor

- and -

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

- and -

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

as Lenders

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT
MODIFICATION AGREEMENT

Dated as of September 25, 2017

Fourth Amended and Restated Credit Agreement Modification Agreement

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT

THIS FOURTH AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT made as of the 25th day of September, 2017

BETWEEN:

PLATINUM GROUP METALS LTD., a company existing under the laws of British Columbia

(hereinafter referred to as the “Borrower”)

AND:

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED, a company existing under the laws of South Africa

(hereinafter referred to as the “Guarantor”, and together with the Borrower, the “Credit Parties”)

AND:

SPROTT RESOURCE LENDING PARTNERSHIP, a general partnership organized and existing under the laws of the Province of Ontario

(hereinafter referred to as the “Agent”)

AND:

THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS (together with their respective successors and permitted assigns, the “Lenders” and together with the Agent, the “Finance Parties”)

BACKGROUND:

A.           The Credit Parties and the Finance Parties entered into an amended and restated credit agreement dated as of October 11, 2016 (the “A&R CA”), as amended by a first amended and restated credit agreement modification agreement dated as of January 13, 2017 (the “First Modification Agreement”), a second amended and restated credit agreement modification agreement dated as of April 13, 2017 (the “Second Modification Agreement”) and a third amended and restated credit agreement modification agreement dated as of June 13, 2017 (the “Third Modification Agreement”), and together with the A&R CA, the First Modification Agreement, the Second Modification Agreement and this Agreement, and as may be further amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”), pursuant to which the terms of the credit agreement dated as of February 13, 2015 (as amended) were amended and restated and the Lenders advanced a USD $45,000,000 senior secured credit facility, of which USD $40,000,000 was advanced on November 20, 2015 and USD $5,000,000 was advanced on October 11, 2016.

B.           As security for the obligations of the Credit Parties to the Finance Parties:

(a)           the Borrower granted to and in favour of the Agent as agent for the Finance Parties a security interest over all of its present and after-acquired personal property pursuant to a general security agreement dated for reference February 13, 2015 between the Agent and the Borrower (as amended, modified, supplemented, restated or replaced from time to time, the “GSA”);

Fourth Amended and Restated Credit Agreement Modification Agreement

(b)            the Borrower pledged and charged in favour of the Agent and the Lenders all of the issued shares in the capital of the Guarantor pursuant to a cession and pledge in security dated February 13, 2015 (as amended, modified, supplemented, restated or replaced from time to time, the “Pledge Agreement”); and

(c)            the Guarantor guaranteed all obligations of the Borrower to the Agent as agent for the Finance Parties pursuant to a guarantee signed on February 13, 2015 (as amended, modified, supplemented, restated or replaced from time to time, the “Guarantee”) and together with the GSA, the Pledge Agreement and all other security which may be granted to or in favour of the Finance Parties from time to time, the “Security Documents”).

C.           The Credit Parties are currently negotiating the terms of a transaction with Royal Bafokeng Platinum Limited (“RBPlats”), as more particularly described in the executed term sheet (the “RBPlats Term Sheet”) between such parties dated September 5, 2017 and executed on September 6, 2017, a true and complete copy of which is attached as Schedule A hereto, pursuant to which RBPlats will acquire Maseve and its concentrator plant and the surface rights in respect of the immovable property owned by Maseve which may be required by RBPlats for purposes of accessing in operating the concentrator plant, for aggregate consideration of approximately USD $74,000,000 (the “RBPlats/Maseve Transaction”).

D.           The Credit Parties are currently negotiating the terms of a transaction with Impala Platinum Holdings Limited (“Impala”), as more particularly described in a term sheet (the “Impala Term Sheet”) between such parties, a true and complete copy of which is attached as Schedule B hereto, pursuant to which Impala will acquire a 15% equity interest in the Waterberg JV Company (as defined below) for aggregate consideration of USD $30,000,000, which shall include an 8.6% equity interest in the Waterberg JV Company held by the Guarantor, with a further option granted to Impala to allow it to increase its ownership stake to 50.01% upon committing to fund USD $130,244,500 (the “Impala/Waterberg Transaction”, and together with the RBPlats/Maseve Transaction, the “Sale Transactions”).

E.           The Credit Parties have taken steps to put the Project on care and maintenance and pending the successful completion of the Sale Transactions, are experiencing significant financial difficulties.

F.           In order to facilitate the completion of the Sale Transactions, the Credit Parties have requested that the Finance Parties further amend the Credit Agreement to:

(a)	provide for subsequent advances of up to USD $5,000,000 in the aggregate; and

(b)	amend certain other terms of the A&R CA as set out herein.

D.            The Finance Parties have agreed to the foregoing on and subject to the terms of this Agreement.

AGREEMENTS

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Fourth Amended and Restated Credit Agreement Modification Agreement

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Credit Agreement, as amended.

1.2	Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party hereto irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Sections 10.1 or 10.2 of the A&R CA, as applicable, such service to become effective five Business Days after such mailing. Nothing herein shall limit the right of any party hereto to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction.

1.5	Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
DEFINITIONS

2.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)            “Care & Maintenance Budget” means the plan and budget for placing the Project under care and maintenance, a copy of which is attached as Schedule C hereto;

(c)            “Impala Net Proceeds” means the USD $17,200,000 net proceeds to the Guarantor payable on the closing of the Impala/Waterberg Transaction;

Fourth Amended and Restated Credit Agreement Modification Agreement

(d)            “Liberty Consents” means collectively, the Liberty Impala/Waterberg Transaction Consent and the Liberty RBPlats/Maseve Transaction Consent, comprised of Liberty’s consent letter addressed to the Borrower dated the date hereof and the side letter agreement dated as of the date hereof between the Borrowers, the Guarantor, Liberty and the lenders under the Liberty Credit Agreement;

(e)            “Liberty Impala/Waterberg Transaction Consent” means the prior written consent of Liberty to the Impala/Waterberg Transaction;

(f)            “Liberty RBPlats/Maseve Transaction Consent” means the prior written consent of Liberty to the RBPlats/Maseve Transaction; and

(g)            “Sprott Consents” means collectively, the Sprott Impala/Waterberg Transaction Consent and the Sprott RBPlats/Maseve Transaction Consent;

(h)            “Sprott Impala/Waterberg Transaction Consent” means the prior written consent of the Finance Parties to the Impala/Waterberg Transaction;

(i)            “Sprott RBPlats/Maseve Transaction Consent” means the prior written consent of the Finance Parties to the RBPlats/Maseve Transaction; and

(j)            “Waterberg JV Company” means Waterberg JV Resources Proprietary Limited, a limited liability private company duly incorporated in the Republic of South Africa.

2.2	A&R CA Definitions

The following definitions in the A&R CA are hereby amended as follows:

(a)            the definition of “Advance” in Section 1.1 of the A&R CA is hereby amended by deleting that definition in its entirety and replacing it with the following:

“”Advance” means each advance of the Facility contemplated herein, in the increments set forth in Section 2.1, comprised of the Initial Advance, the Second Advance and all Subsequent Advances;”;

(b)            the definition of “Availability Period End Date” in Section 1.1 of the A&R CA is hereby amended by deleting “October 12, 2016” and replacing it “October 31, 2017”;

(c)            the definition of “Closing Date” in Section 1.1 of the A&R CA is hereby amended by deleting that definition in its entirety and replacing it with the following:

“”Closing Date” means (i) the Documentary Closing Date, (ii) the Initial Advance Closing Date, (iii) the Second Advance Closing Date, and (iv) each Subsequent Advance Closing Date, as applicable;”;

(d)            by adding the following new definition immediately following the definition of “Financial Instrument Obligations”:

“”Fourth Modification Agreement” means the fourth amended and restated credit agreement modification agreement dated as of September 25, 2017 between the Borrower, the Guarantor, the Agent and the Lenders, as may be amended, modified, supplemented, restated or replaced from time to time;”;

(d)            by adding the following new definition immediately following the definition of “Structuring Fee”:

Fourth Amended and Restated Credit Agreement Modification Agreement

“”Subsequent Advance Closing Date” means the applicable date on which each Subsequent Advance is made;”;

(e)            by adding the following new definition immediately following the definition of “Subsequent Advance Closing Date”:

““Subsequent Advances” means one or more Advances of up to $5,000,000 in the aggregate, to be made by the Lenders to the Borrower upon the satisfaction or waiver of the conditions precedent set forth in Section 7.2 or Section 7.3 of the Fourth Modification Agreement, as applicable, and “Subsequent Advance” means any one of them;”; and

(e)            the definition of “Facility Documents” shall be deemed for all purposes to include the Escrow Agreement (as defined below).

ARTICLE 3
SUBSEQUENT ADVANCES

3.1	Subsequent Advances

(a)            Subject to the terms and conditions of this Agreement, the Lenders hereby agree to make Subsequent Advances available to the Borrower in one or more Advances, each of which shall form part of the Facility and constitute Facility Indebtedness.

(b)            Section 2.1 of the A&R CA is hereby amended by deleting “and” at the end of Subsection (a), deleting “.” and replacing it with “; and” at the end of Subsection (b) and adding a new Subsection (c) as follows:

“(c)            subject to the satisfaction or waiver of the conditions precedent in Section 7.2 or Section 7.3 of the Fourth Modification Agreement, as applicable, the Subsequent Advances to be made on each applicable Subsequent Advance Closing Date;”;

(c)            Notwithstanding the terms of the Credit Agreement, in respect of each Subsequent Advance, the Borrower shall provide a Notice of Borrowing to the Agent no later than 12:00 p.m. (Toronto time) not less than three Business Days prior to the requested Drawdown Date, except in respect of the first Subsequent Advance, for which the Notice of Borrowing may be provided on or before the requested Drawdown Date.

(d)            Interest on each Subsequent Advance shall accrue and be payable in accordance with the Credit Agreement.

(e)            All Subsequent Advances and all accrued but unpaid interest and other amounts owing from time to time in respect thereof, shall be secured by the Security Interests granted pursuant to the Security Documents.

3.2	Use of Proceeds

The proceeds of each Subsequent Advance shall be used solely to fund such direct expenditures relating to the closure of the Project, the ongoing care and maintenance of the Project and any outstanding amounts due and owing to the Finance Parties from time to time, as the Agent may approve in writing.

3.3	Term

Section 2.3 of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

Fourth Amended and Restated Credit Agreement Modification Agreement

“2.3

(a)            The outstanding principal amount of all Subsequent Advances, together with all accrued but unpaid interest in respect thereof, will be immediately due and payable in full by the Borrower to the Lenders on the earlier of:

(i)            the date which is 10 Business Days after the closing of the Impala/Waterberg Transaction;

(ii)            the closing of the RBPlats/Maseve Transaction;

(iii)            the closing of any equity or debt financing by either Credit Party; and

(iv)            December 31, 2017,

(the “Subsequent Advance Maturity Date”).

(b)            The outstanding principal amount of the Initial Advance and the Second Advance, together with all accrued but unpaid interest in respect thereof and all bonus and other costs, fees or charges payable hereunder from time to time and all such other Facility Indebtedness which is not otherwise payable pursuant to Section 2.3(a) above, will be immediately due and payable in full by the Borrower to the Lenders on the Stated Maturity Date.”;

3.4	Bonus

In consideration for entering into this Agreement, the Borrower shall pay to the Lender a cash bonus of $250,000 (the “Subsequent Advance Bonus”), payable in full on the earlier of (i) first Subsequent Advance Closing Date and (ii) the Subsequent Advance Maturity Date.

ARTICLE 4
OTHER AMENDMENTS

4.1	Stated Maturity Date

The definition of “Stated Maturity Date” set out in Section 1.1 of the A&R CA is hereby amended by deleting that definition in its entirety and replacing it with the following:

“”Stated Maturity Date” means the date which is the earlier of (i) January 31, 2018 and (ii) ten days after the closing of the RBPlats/Maseve Transaction”.

4.2	Asset Sale Mandatory Prepayment

Section 3.4 of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“3.4            If the Credit Parties or any of their Subsidiaries sell or otherwise dispose of any assets during the term of this Agreement outside of the Ordinary Course of Business for cash proceeds, in each case in excess of $1,000,000 in the aggregate (other than pursuant to the Impala/Waterberg Transaction), the relevant Credit Parties or Subsidiaries shall provide the Agent with full particulars of same, including all relevant documentation as the Agent may request, and promptly pay the proceeds from such sale or other disposition to the Lenders in prepayment of the Facility”.

Fourth Amended and Restated Credit Agreement Modification Agreement

4.3	Financing Mandatory Prepayment

Section 3.5 of the A&R CA, as previously amended by the First Modification Agreement, the Second Modification Agreement and the Third Modification Agreement, is hereby amended by deleting references to “$1,000,000” and “50%” and replacing them with “$500,000” and “60%”, respectively.

4.4	Insurance Mandatory Prepayment

Section 3.6 of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“3.6            If the Credit Parties or any of their Subsidiaries receive proceeds of any property insurance in excess of $1,000,000, the relevant Credit Parties or Subsidiaries shall provide the Agent with full particulars of same, including all relevant documentation as the Agent may request, and promptly pay the proceeds of such property insurance payment to the Lenders in prepayment of the Facility”.

4.5	Material Subsidiaries

The definition of “Material Subsidiaries” set out in Section 1.1 of the A&R CA is hereby amended by deleting that definition in its entirety and replacing it with the following:

“”Material Subsidiaries” means collectively, the Guarantor, Maseve, Mnombo and the Waterberg JV Company, regardless of whether any such companies constitute “Subsidiaries”;”.

4.6	Material Agreements

(a)            The definition of “Material Agreements” set out in Section 1.1 of the A&R CA is hereby amended by deleting that definition in its entirety and replacing it with the following:

“”Material Agreements” means any Project Document which (i) is prudent or necessary for the continuing operation and development of the Project, the Waterberg JV Project or the Waterberg Extension Project and (ii) contains terms and conditions which, if amended or, upon breach, termination, non-renewal or non-performance, could reasonably be expected to have a Material Adverse Effect, including but not limited to those Project Documents listed on Schedule E hereto;”.

(b)            Schedule E (Material Agreements) of the A&R CA is hereby amended by adding the following:

“11.            Shareholder Agreement between the Borrower, the Guarantor, Japan Oil, Gas and Metals National Corporation (“JOGMEC”), Mnombo, Impala and the Waterberg JV Company delivered in connection with the closing of the Impala/Waterberg Transaction (the “Waterberg JV Shareholders Agreement”).

12.            Share Purchase Agreement between the Guarantor, Tiger Gate Platinum Proprietary Limited (“Tiger Gate”), JOGMEC, the Waterberg JV Company and Impala Platinum Holdings Limited (“Impala”) delivered in connection with the closing of the Impala/Waterberg Transaction.

13.            Call Option Agreement between the Borrower, the Guarantor, Tiger Gate, JOGMEC, Mnombo, Impala and the Waterberg JV Company delivered in connection with the closing of the Impala/Waterberg Transaction (the “Option Agreement”).”

Fourth Amended and Restated Credit Agreement Modification Agreement

14.            revised Memorandum of Incorporation of the Waterberg JV Company, registered in connection with the closing of the Impala/Waterberg Transaction.

15.            Direct Agreement between Impala, JOGMEC, Mnombo, the Borrower, the Guarantor, Tiger Gate, the Waterberg JV Company and Liberty delivered in connection with the closing of the Impala/Waterberg Transaction.

16.            RBPlats Term Sheet dated September 5, 2017 and executed on September 6, 2017 between Royal Bafokeng Platinum Limited and the Credit Parties.

17.            the written consents of the Agent on behalf of the Finance Parties to the Impala/Waterberg Transaction and the RBPlats/Maseve Transaction.”.

4.7	Events of Default

Section 8.1 of the A&R CA is hereby amended by deleting “or” at the end of Section 8.1(bb), deleting “.” and replacing it with “;” at the end of Section 8.1(cc) and adding new Sections 8.1(dd) to Section 8.1(jj) as follows:

“(dd)            any failure by the Borrower to remain listed on the TSX;

(ee)            any breach of the terms or failure to satisfy any of the conditions or make the deliveries set forth in the Sprott Consents or the Liberty Consents;

(ff)            any breach or default under any Material Agreement or Project Document;

(gg)            if a Credit Party (i) provides a Notice of Default (as such term is defined in the Waterberg JV Shareholders Agreement) under the Waterberg JV Shareholders Agreement, (ii) is subject to Relinquishment (as such term is defined in the Waterberg JV Shareholders Agreement) or provides a notice under Section 25.3 of the Waterberg JV Shareholders Agreement, or (iii) becomes a “non-contributing shareholder” (as such term is defined in the Waterberg JV Shareholders Agreement);

(hh)            the Guarantor directly owns less than 81,202 shares in the capital of the Waterberg JV Company (the “Waterberg Shares”) or the Waterberg Shares directly held by the Guarantor represent less than a 35% interest in all outstanding Waterberg Shares;

(ii)            if the Borrower uses the proceeds of any Subsequent Advance other than for the purposes set forth in Section 3.2 of the Forth Modification Agreement; or

(jj) vthe failure of any representation or warranty in Sprott Consents, the Liberty Consents or any agreement executed and delivered in connection therewith.”.

4.8	Covenants

(a)            If the Borrower completes an offering of Common Shares or subordinated debt (which must be in form and substance satisfactory to the Agent) prior to the indefeasible repayment in full of all Facility Indebtedness, the Borrower shall pay the proceeds thereof (net of reasonable financing costs) to the Lenders, to be applied in prepayment of the Facility Indebtedness.

(b)            On or before October 2, 2017, the Credit Parties shall have put the Project on care and maintenance in accordance with the Care & Maintenance Budget.

Fourth Amended and Restated Credit Agreement Modification Agreement

(c)            On or before December 05, 2017, the Credit Parties shall have entered into definitive binding agreements in respect of the RBPlats Transaction on the terms contained in the RBPlats Term Sheet in on terms otherwise satisfactory to the Agent.

(d)            On or before October 17, 2017, the Borrower will deliver to the Agent a first lien pledge agreement, in form and substance satisfactory to the Agent, acting reasonably, executed by the Guarantor, pursuant to which the Guarantor pledges all of its interest in the Waterberg JV Company (including without limitation, the shares and shareholder loans) in favour of the Agent, as agent for the Finance Parties (the “Impala Guarantor Pledge Agreement”) and Liberty shall have consented thereto in accordance with the Liberty Intercreditor Agreement and each party to the Waterberg JV Shareholders Agreement and the Option Agreement shall have consented in a manner satisfactory to the Agent.

(e)            On or before the earlier of (i) November 3, 2017 and (ii) one Business Day before the Closing Date (as defined in the Impala Agreement) of the sale by the Guarantor of 18,848 common shares of the JV Company to Impala (the earlier of (i) and (ii) above, the “Outside Date”), the parties to the Liberty Intercreditor Agreement shall have amended the Liberty Intercreditor Agreement to (i) add the Impala Guarantor Pledge Agreement to the definition of First Lien Security (as defined in the Liberty Intercreditor Agreement) and a corresponding second priority pledge agreement granted in favour of Liberty to the definition of Second Lien Security (as defined in the Liberty Intercreditor Agreement), and (ii) to amend Section 4 of the Liberty Intercreditor Agreement to delete reference to “March 31, 2017” and to replace it with “March 31, 2018”, as provided for in the Liberty consent dated September 19, 2016, all on terms satisfactory to the Finance Parties.

(f)            On or before November 30, 2017, the Credit Parties shall have received, in form and substance satisfactory to the Agent, all approvals necessary or desirable (including South African Reserve Bank Approval) in connection with this Agreement, the Liberty Consents and new Liberty Documents and amendments to the Liberty Documents contemplated in the Liberty Consents.

(g)            The Credit Parties shall provide the Agent with unfettered access to all information and documentation as the Agent may request from time to time with respect to the Waterberg JV Company, the Impala/Waterberg Transaction and the RBPlats/Maseve Transaction.

(h)            The Credit Parties shall provide the Agent within 15 calendar days of each month a complete and accurate listing of all accounts payable and other liabilities of each of the Borrower, the Guarantor and their respective direct and indirect Subsidiaries, including the aging of each such account payable or liability as at the end of the applicable month.

(i)            The Credit Parties shall cooperate with the Finance Parties and provide the Finance Parties with all further amendments to the Credit Agreement as the Finance Parties may request to provide the Finance Parties the benefit of any amendments made to the Liberty Credit Agreement which may be made subsequent to the date of this Agreement.

(j)            The Credit Parties shall strictly comply with the terms and conditions of each of the Sprott Consents and the Liberty Consents.

ARTICLE 5
RBPLATS/MASEVE TRANSACTION

5.1	Regulatory Approvals

The Credit Parties shall promptly following the date of this Agreement apply for and pursue the required regulatory approvals required for the Plant Transaction (as defined in the RBPlat Term Sheet) and the Share Transaction (as defined in the RBPlat Term Sheet).

Fourth Amended and Restated Credit Agreement Modification Agreement

ARTICLE 6
IMPALA/WATERBERG TRANSACTION

6.1	Escrow Funds

The Credit Parties each covenant and agree that within ten Business Days of receipt of the Impala Net Proceeds, (i) the Guarantor shall have paid over the Impala Net Proceeds to the Borrower, (ii) the Borrower shall have paid to the Agent from the Proceeds an amount equal to the aggregate amount of all Subsequent Advances plus interest and other amounts owing in respect thereof (the “Subsequent Advance Debt Repayment”), and (iii) the Borrower shall deliver to the Lenders’ Counsel in its capacity as escrow agent (the “Escrow Agent”) an amount equal to the Impala Net Proceeds less the Subsequent Advance Debt Repayment and less USD $5,000,000 (the “Escrow Funds”) to be held by the Escrow Agent in escrow pursuant to an escrow agreement between the Borrower, the Guarantor, the Agent, Liberty and the Escrow Agent in form and on terms satisfactory to the Agent and the Escrow Agent (the “Escrow Agreement”), with the Escrow Funds to be used to satisfy the Credit Parties’ obligations to pay (x) USD $5,200,000 on account of outstanding payables and general administrative expenses of the Credit Parties as requested by the Borrower and approved by the Agent and Liberty, and (y) the balance in accordance with the Care & Maintenance Budget.

The Escrow Agreement shall provide that the Borrower may make periodic requests of the Agent and Liberty for releases from the Escrow Account (each, a “Request”), which are subject to review and approval by the Agent and Liberty. If approved, the Agent and Liberty shall jointly direct the Escrow Agent to release such approved amounts to the Borrower for payment as contemplated in the Request. The Borrower shall have ten Banking Days from the date of release of funds to make the payments contemplated in the Request and provide the Agent and Liberty an officer’s certificate of a senior financial officer of the Borrower confirming the making of such payments. Any failure by the Borrower to either make the payments contemplated in the Request or to provide the officer’s certificate confirming such payments shall constitute an Event of Default under both the Credit Agreement and the Liberty Credit Agreement. Upon the occurrence of an Event of Default under either the Credit Agreement or the Liberty Credit Agreement, the Agent shall be entitled, in its sole and absolute discretion, to direct the Escrow Agent to release all remaining Escrow Funds to the Agent and the Agent may use and apply such Escrow Funds to reduce the Facility Indebtedness. In connection therewith, the Agent shall deliver written notice to Liberty and to the Borrower confirming same. If the Facility Indebtedness is paid in full prior to the termination of the Escrow Agreement, the Agent shall direct the Escrow Agent to deliver all remaining Escrow Funds to counsel to Liberty, and thereupon, the Escrow Agent shall resign and counsel to Liberty shall be deemed to be appointed successor escrow agent under the Escrow Agreement and the provisions above shall apply mutatis mutandis to Liberty and the Liberty Facility Indebtedness. Upon the Facility Indebtedness being repaid in full, Liberty shall direct the Escrow Agent to release all remaining Escrow Funds to the Borrower or as the Borrower may direct.

6.2	Macquarie and BMONB Payments

No amounts (other than an aggregate amount of US$1,000,000 to be paid to Macquarie Capital Markets Canada Ltd. ("Macquarie") and BMO Nesbitt Burns Inc. ("BMONB") from the remaining proceeds (after depositing the Reserve Funds with the Agent) of the Impala/Waterberg Transaction) shall be paid by (or on behalf of) the Credit Parties to any Person in connection with any finder’s fee, commission, success fee or similar payment in connection with the transactions contemplated by the Impala/Waterberg Transaction or the RBPlat/Maseve Transaction, including (i) Macquarie under the letter agreement dated March 11, 2015 (the "Macquarie Letter Agreement") or (ii) BMONB under the letter agreement dated February 23, 2015 (the "BMONB Letter Agreement"), in each case until the Facility Indebtedness and all Indebtedness under the Liberty Documents are fully repaid and discharged and (C) the Credit Parties may not (i) amend the Macquarie Letter Agreement or BMONB Letter Agreement or (ii) enter into an agreement with Macquarie or BMONB or their affiliates which relates to the subject matter of the Macquarie Letter Agreement or BMONB Letter Agreement.

On or before October 17, 2017, the Borrower shall deliver to the Agent, in form and substance satisfactory to the Agent, either (i) a duly executed postponement agreement signed by BMONB and Macquarie providing for the postponement of all but $1,000,000 in the aggregate of the fees payable to BMONB and Macquarie under the BMONB Letter Agreement and the Macquarie Letter Agreement or (ii) an amended BMONB Letter Agreement and an amended Macquarie Letter Agreement, in form and substance satisfactory to the Agent, which amendments shall provide that all but $1,000,000 in the aggregate of the fees payable to BMONB and Macquarie under the BMONB Letter Agreement and the Macquarie Letter Agreement are postponed to the indefeasible payment in full of the Facility Indebtedness and all Indebtedness under the Liberty Documents.

Fourth Amended and Restated Credit Agreement Modification Agreement

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Conditions Precedent to Effectiveness of this Agreement

The effectiveness of this Agreement shall be subject to the condition that Liberty shall have consented in writing to the parties hereto entering into this Agreement in accordance with the terms of the Liberty Intercreditor Agreement.

7.2	Conditions Precedent to the first Subsequent Advance

The obligation of the Lenders to make the first Subsequent Advance under this Agreement is subject to and conditional upon the following conditions precedent being satisfied, fulfilled or otherwise met in form and terms to the satisfaction of the Finance Parties on or before the Availability Period End Date:

(a)            receipt by the Finance Parties of the following documents, each in full force and effect, and in form and substance satisfactory to the Finance Parties:

(i)            a Notice of Borrowing in respect of such Subsequent Advance, duly executed by the Borrower and containing a description of expenditures to be funded thereby, together with all supporting invoices and other documents and information as the Agent may require;

(ii)            an irrevocable direction to pay with respect to such Subsequent Advance;

(iii)            payment of the Subsequent Advance Bonus; and

(iv)            such other documents, certificates, opinions and agreements which the Agent or the Lenders’ Counsel may reasonably require;

(b)            the Agent shall have approved the expenditures contemplated in the Notice of Borrowing, in its sole and absolute discretion;

(c)            Liberty shall have provided its prior written consent to this Agreement and the transactions contemplated herein in accordance with the Liberty Intercreditor Agreement, the RBPlats/Maseve Transaction and the Impala/Waterberg Transaction;

(d)            the Finance Parties shall be satisfied with the side letter agreement to be entered into between Liberty and the Credit Parties and any other agreement providing for or contemplating amendments to the Liberty Documents, and the Finance Parties shall have provided their prior written consent thereto;

Fourth Amended and Restated Credit Agreement Modification Agreement

(e)            the Finance Parties shall be satisfied that no event or circumstance shall have occurred or exist that (in the opinion of the Majority Lenders, in their sole discretion) has resulted in or could reasonably be expected to result in a Material Adverse Effect;

(f)            there shall be no Security Interest or other liens or encumbrances whatsoever over the Platinum Group Assets, which rank equal to or in priority to the Security Interests granted pursuant to the Security Documents, other than Permitted Encumbrances which are expressly permitted to rank equal to or in priority to the Security Interests granted pursuant to the Security Documents;

(g)            all of the representations and warranties of each of the Credit Parties contained in this Agreement and in any other Facility Document are true and correct;

(h)            all of the covenants and agreements of each of the Credit Parties contained herein and in any other Facility Document required to be fulfilled or satisfied on or before the applicable Subsequent Advance Closing Date shall have been so fulfilled or satisfied; and

(i)            no Default or Event of Default has occurred and is continuing.

7.3	Conditions Precedent to each further Subsequent Advance

The obligation of the Lenders to make each further Subsequent Advance under this Agreement is subject to and conditional upon the following conditions precedent being satisfied, fulfilled or otherwise met in form and terms to the satisfaction of the Finance Parties on or before the Availability Period End Date:

(a)            receipt by the Finance Parties of the following documents, each in full force and effect, and in form and substance satisfactory to the Finance Parties:

(i)            a Notice of Borrowing in respect of such Subsequent Advance, duly executed by the Borrower and containing a description of expenditures to be funded thereby, together with all supporting invoices and other documents and information as the Agent may require;

(ii)            an irrevocable direction to pay with respect to such Subsequent Advance; and

(iii)            such other documents, certificates, opinions and agreements which the Agent or the Lenders’ Counsel may reasonably require;

(b)            the Agent shall have approved the expenditures contemplated in the Notice of Borrowing, in its sole and absolute discretion;

(c)            the Waterberg JV Shareholders Agreement shall have been entered into in a form satisfactory to the Agent and Liberty;

(d)            the Finance Parties shall be satisfied that no event or circumstance shall have occurred or exist that (in the opinion of the Majority Lenders, in their sole discretion) has resulted in or could reasonably be expected to result in a Material Adverse Effect;

(e)            there shall be no Security Interest or other liens or encumbrances whatsoever over the Platinum Group Assets, which rank equal to or in priority to the Security Interests granted pursuant to the Security Documents, other than Permitted Encumbrances which are expressly permitted to rank equal to or in priority to the Security Interests granted pursuant to the Security Documents;

Fourth Amended and Restated Credit Agreement Modification Agreement

(f)            all of the representations and warranties of each of the Credit Parties contained in this Agreement and in any other Facility Document are true and correct;

(g)            all of the covenants and agreements of each of the Credit Parties contained herein and in any other Facility Document required to be fulfilled or satisfied on or before the applicable Subsequent Advance Closing Date shall have been so fulfilled or satisfied; and

(h)            no Default or Event of Default has occurred and is continuing.

7.4	Documents to be Delivered Subsequent to the Closing of the First Subsequent Advance

(a)             The Borrower will deliver or cause to be delivered to the Agent each of the following, in form and substance satisfactory to the Finance Parties:

(i)	on or before October 2, 2017:

(A)             the Borrower’s application for SARB Approval as may be required to complete the Subsequent Advances, in form and substance satisfactory to the Agent;

(B)             except for the SARB Approval contemplated by the application referred to in Section 7.4(a)(i)(A), all required consents, approvals, Authorizations, orders, waivers or agreements of, or registrations or qualifications with, any Governmental Authority, or any other body or authority, court, stock exchange, securities regulatory authority or other Person;

(C)             certificates of officers of each of the Credit Parties as to corporate matters and certifying that (A) all of the representations and warranties of each of the Credit Parties contained herein or in any other Facility Document were true and correct in all material respects on and as of the first Subsequent Advance Closing Date, (B) all of the covenants and agreements of each of the Credit Parties contained herein or in any other Facility Document required to be fulfilled or satisfied on or before the first Subsequent Advance Closing Date were so fulfilled or satisfied, and (C) no Default or Event of Default has occurred and is continuing;

(D)             releases and discharges (or, if acceptable to the Agent, postponements), in registrable form where appropriate, covering all Security Interests or other encumbrances affecting the Platinum Group Assets which are not Permitted Encumbrances, if any;

(E)             opinions of the counsel to the Credit Parties relating to, among other things, the subsistence of each of the Credit Parties, and such other customary opinions as the Finance Parties and their counsel require;

(F)             satisfactory searches in respect of the Credit Parties and their Subsidiaries;

(G)             certificates of status or other type of evidence for each of the Credit Parties from all Relevant Jurisdictions;

Fourth Amended and Restated Credit Agreement Modification Agreement

(H)             payment of all fees and reimbursable expenses in connection with this Agreement and the Facility Documents, which are payable by the Credit Parties to the Finance Parties; and

(I)             such other documents, certificates, opinions and agreements which the Agent or the Lenders’ Counsel may reasonably require, consistent with the terms of this Agreement (which, for greater certainty shall include all deliveries contemplated in the Sprott Consents and the Liberty Consents which are to be delivered on or before October 2, 2017);

(ii)             on or before the Outside Date, all deliveries contemplated in the Sprott Consents and the Liberty Consents which are to be delivered on or before that date; and

(iii)             on or before November 30, 2017:

(A)             all required consents, approvals, Authorizations, orders, waivers or agreements of any Governmental Authority not delivered pursuant to Section 7.4(a)(i)(B), including, for the avoidance of doubt, the SARB Approval contemplated in Section 7.4(a)(i)(A); and

(B)             all deliveries contemplated in the Sprott Consents and the Liberty Consents which are to be delivered on or before that date.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES, NO DEFAULT OR EVENT OF DEFAULT

8.1	Representations and Warranties

The Credit Parties hereby restate each of the representations and warranties set out in Section 6.1 of the A&R CA, as amended, effective as of the date hereof.

8.2	Covenants

The Credit Parties acknowledge and confirm that all of the covenants and agreements of each of the Credit Parties contained in the Credit Agreement or in any other Facility Document required to be fulfilled or satisfied on or before the date hereof have been so fulfilled or satisfied. The Credit Parties acknowledge and agree that any breach of the negative covenants contained in Section 7.3 of the A&R CA, including the negative covenants contained in Section 7.3(b) of the A&R CA, would have a detrimental effect on the Finance Parties and Liberty and, as such, the Credit Parties covenant and agree not to take any steps or proceedings to directly or indirectly create, incur, assume, permit or suffer to exist any Security Interests, royalty or other encumbrance whatsoever against any of the Platinum Group Assets which would rank equally or in priority to the Security Interests granted pursuant to the Security Documents, other than Permitted Encumbrances which are expressly permitted to rank equally or in priority to the Security Interests granted pursuant to the Security Documents.

8.3	No Default or Event of Default

The Borrower hereby confirms that as of the date of this Agreement no Default or Event of Default under the Credit Agreement, after giving effect to this Agreement, has occurred and is continuing.

Fourth Amended and Restated Credit Agreement Modification Agreement

8.4	Acknowledgments

The Credit Parties hereby acknowledge that this Agreement and the Sprott Consents constitute Facility Documents and any breach or default thereunder shall constitute Event of Default under the Credit Agreement.

8.5	Impala/Waterberg Approvals

The Credit Parties hereby certify that as of the date hereof (i) all governmental approvals with respect to the Impala/Waterberg Transaction have been obtained and are in full force and effect, and that the Impala/Waterberg Transaction complies with all of the terms, conditions and requirements thereof; (ii) the Impala/Waterberg Transaction complies with all of the terms and conditions of each Material Agreement to which either of the Credit Parties is a party; and (iii) the Impala/Waterberg Transaction complies with all Applicable Law applicable thereto.

ARTICLE 9
CONFIRMATIONS

9.1	Outstanding Balance

As of the date hereof and prior to the making of any Subsequent Advance, the outstanding principal amount of the Facility was USD $40,000,000.

9.2	Security Confirmation

The Borrower and the Guarantor hereby reaffirm and confirm each Security Interest granted pursuant to the Security Documents, acknowledge and agree that notwithstanding any other term or condition of any Security Document, each Security Document is continuing in full force and effect, as continuing security for the payment and performance of all obligations of the Borrower and the Guarantor to the Finance Parties, that the conditions attached to the Guarantee have been satisfied and that the Guarantee constitutes an unconditional obligation of the Guarantor, that all terms and provisions of the Security Documents, as reaffirmed and confirmed herein, are hereby ratified and confirmed in all respects, and that all references in the Security Documents to the “Credit Agreement” shall be interpreted to mean the Credit Agreement, as amended, modified, supplemented, restated or replaced from time to time.

ARTICLE 10
MISCELLANEOUS

10.1	General Rule

Subject to the terms and conditions contained herein, the Credit Agreement and the Security Documents are hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Credit Agreement and the Security Documents.

10.2	References to the Credit Agreement

Each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and each reference in all other Facility Documents to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended, modified, supplemented, restated or replaced from time to time, including, but not limited to the amendments provided for by the First Modification Agreement, the Second Modification Agreement, the Third Modification Agreement and this Agreement. The Credit Agreement, as amended, is and shall continue to be in full force and effect and is hereby ratified and confirmed in all respects.

Fourth Amended and Restated Credit Agreement Modification Agreement

10.3	Schedules

The Schedules attached to each agreement comprising the Credit Agreement are incorporated therein by reference and deemed to be an integral part thereof.

10.4	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.5	Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the A&R CA, the relevant provision of this Agreement shall prevail and be paramount.

10.6	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

10.7	Entire Agreement

This Agreement amends and modifies the Credit Agreement and together with it and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

10.8	Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[signature pages follow]

Fourth Amended and Restated Credit Agreement Modification Agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized on their behalf on the date first above written.

PLATINUM GROUP METALS LTD.
/Signed/
Per:	Authorized Signatory

Per:	/Signed/
Authorized Signatory

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Per:	/Signed/
Authorized Signatory
Per:	/Signed/
Authorized Signatory

Fourth Amended and Restated Credit Agreement Modification Agreement

SPROTT RESOURCE LENDING
PARTNERSHIP, as Agent,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, as Lender,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

Fourth Amended and Restated Credit Agreement Modification Agreement

RESOURCE INCOME PARTNERS LIMITED
PARTNERSHIP, as Lender, by its general partner,
Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

NATURAL RESOURCE INCOME INVESTING
LIMITED PARTNERSHIP, as Lender, by its
general partner, Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

Fourth Amended and Restated Credit Agreement Modification Agreement

SPROTT PRIVATE RESOURCE LENDING (M), L.P., as Lender,
by its managing partner,
Sprott Resource Lending Corp.

Per:	/Signed/
Authorized Signatory

Fourth Amended and Restated Credit Agreement Modification Agreement

SCHEDULE A
RBPLATS TERM SHEET

SCHEDULE B
IMPALA TERM SHEET

SCHEDULE C
CARE & MAINTENANCE BUDGET